UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

2 billion barrels produced in the Tupi field

PETROBRAS **FINANCIAL PERFORMANCE**

3Q20

PETROBRAS

TABLE OF CONTENTS

Message from the CEO	3
Results Highlights	5
Consolidated Results	6
Net Revenues	6
Cost of Goods Sold	8
Operating Expenses	9
Adjusted EBITDA	10
Financial Results	11
Net Income	12
Special Itens	13
CAPEX	15
Portfolio Management	18
Liquidity and Capital Resources	20
Debt	22
Results per Segment	23
Exploration and Production	23
Refining	25
Gas and Power	26
Reconciliation of Adjusted EBITDA	27
Financial Statements	28
Financial information by business area	32
Glossary	43

Disclaimer

This report may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company's operations that may differ from current expectations. The readers should not rely exclusively on any forward-looking statement contained herein. The Company does not undertake any responsibility to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 3Q20 on wards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information audited by independent auditors in accordance with international accounting standards (IFRS).

2

MESSAGE FROM THE CEO

The fast response to the global recession is starting to pay off. It is being underpinned by the acceleration of strategy execution led by stronger integration of corporate and operational areas and the dedicated efforts of agile teams.

Despite the constraints posed by the pandemic and the uncertain environment, our operational and financial performance improved significantly as shown by the rise in oil and natural gas production, capacity utilization of our refineries and the strong cash flow generation.

In the first nine months of the year (9M20) our free cash flow reached US$16.4 billion and free cash to equity US$6.8 billion. Strong performance allowed us to reduce gross debt to US$79.6 billion as of Sept. 30, 2020 from US$87.1 billion as of Dec. 30, 2019. This is lower than our previous goal of keeping the same debt level of last year given the hostile scenario.

Over the last 21 months we were able to redeem US$31.3 billion of debt - about US$1.5 billion per month - which is key to our company as it contributes to derisk the balance sheet, to strengthen its resiliency to cashflow volatility and to free resources to be invested in our world-class assets.

Our adjusted cash holdings were reduced to US$13.4 billion in 3Q20. There is room for additional cutbacks given the availability of more than US$8 billion of revolving credit lines and the importance of efficient capital allocation.

Pre-salt output increased 32% in 9M20 compared to 9M19, reaching 70% of our oil production in Brazil. The three best performers among Buzios wells produced more oil than all our E&P onshore and shallow water fields in Brazil in September (164 kbpd against 123 kbpd).

We approved the acquisition of P-71 from Tupi consortium to be used in Itapu field (100% Petrobras). This acquisition will enable us to anticipate first oil of this field in 1 year, with an important contribution to the increase of the pre-salt production. Yet, Petrobras and its partners at BMS-11, former owners of P-71, agreed to set up an updated development plan for Tupi that will seek to improve the field’s recovery factor with greater capital efficiency.

Total lifting costs dropped to US$4.5 per boe from US$7.9 in 3Q19. About 60% of the decline was due to cost cutting, efficiency gains, increase in production and active portfolio management, while the remainder was caused by the BRL depreciation against the USD. Pre-salt lifting cost was US$2.3 per boe, which suggests its low oil breakeven price.

In addition to its outstanding performance, the pre-salt exploration – a combination of natural resources, the work of our best-in class engineers, geologists and technicians, and advanced technology – contributes to reduce greenhouse gas emissions.

In this quarter we celebrated a major achievement of our oil and gas E&P. The Tupi field, a world-class asset and still our largest oil field, reached the impressive mark of two billion barrels of oil and gas produced since the first oil.

As previously announced, we have submitted our project portfolio to a stress test. Given the scarcity of capital and the need to reduce debt to US$60 billion, projects must compete for funding. Only those resilient to an average price of US$35/boe were approved.

As a consequence, our capex numbers for the next few years will be lower. Our goal is to maximize value, not to maximize production.

The stronger integration with transportation, inventory management, marketing and sales has allowed higher levels of capacity utilization of our refineries, above 80%, simultaneously with lower inventories of oil and fuels.

3

Optimization of inventory management, with the help of digital transformation, has been part of our initiatives to reduce costs and improve capital allocation, as we believe that there is a lot of value to be unlocked.

Production and sales of diesel S-10, with low-sulphur content, have been booming consistently with our focus on using technology to launch environmental-friendly fuels.

Our renewable diesel, based on hydrotreated vegetable oil, and our proprietary technology HBIO, is waiting for authorization from Brazilian authorities. It is superior to the biodiesel currently consumed in Brazil both in terms of GHG emissions and vehicle engine performance.

Together with our partners, Shell, Galp and Repsol, we signed agreements involving the integrated system for transportation and the integrated system for processing related to the subsea gas pipelines linking pre-salt fields to gas processing plants in the coast of Rio de Janeiro (Cabiunas and Itaborai) and São Paulo (Caraguatatuba). The integration will add flexibility and productivity. For sure, it is a true milestone for the opening of Brazil´s natural gas market to competition.

To support digital transformation we inaugurated this month a center for excellence of artificial intelligence and analytics.

Operation safety is a key priority for Petrobras. TRI, the rate of reported injuries per million of man hours, continues on the downward trend, reaching 0.60 in 9M20, a benchmark for the global oil industry.

The divestment program slowed due to the covid-19 pandemic, with transactions bringing only US$ 1.0 billion in 9M20. However, it remains alive and very active. There are 10 signed transactions to be closed, 32 projects on binding phase and 7 projects in the initial phase of the divestment process.

To improve the governance of our ESG agenda and to narrow our focus we are creating a climate change department. It will report to the executive director of institutional relations and sustainability, who already has among his responsibilities the departments for social responsibility and health and safety.

We approved a change in our dividend policy, aiming to increase flexibility by giving the company the option to distribute dividends even with accounting losses in a given year, as long as the net debt has reduced over the last twelve months, being such distribution limited to the amount of such reduction.

We are very proud of our team and happy with the company´s performance during such difficult times for the oil and gas industry and the global economy. However, I would like to observe that complacency may be a major enemy of a company.

Sometimes, companies react to recessions, improve, and then become complacent with costs and efficiency. As an outcome, they end up more vulnerable than in the period prior to the recession.

We may have won just a battle, but there are many difficult challenges ahead of us. We must remain on the same path, accelerating strategy execution always aiming to be the best.

Roberto Castello Branco

Chief Executive Officer

4

Main items

Table 1 - Main items*

						Variation (%)
R$ million	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Sales revenues	70,730	50,898	77,051	197,097	220,474	39.0	(8.2)	(10.6)
Gross profit	33,769	18,218	30,006	83,602	85,049	85.4	12.5	(1.7)
Operating expenses	(14,820)	(8,109)	(16,149)	(98,545)	(18,894)	82.8	(8.2)	421.6
Consolidated net income (loss) attributable to the shareholders of Petrobras - Petrobras Shareholders	(1,546)	(2,713)	9,087	(52,782)	31,984	(43.0)	−	−
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras	3,169	(13,732)	9,973	(15,200)	24,028	−	(68.2)	−
Net cash provided by operating activities	46,103	29,310	32,558	110,404	69,849	57.3	41.6	58.1
Free Cash Flow	40,138	15,775	25,718	82,577	49,962	154.4	56.1	65.3
Adjusted EBITDA	33,440	24,986	32,582	95,930	92,720	33.8	2.6	3.5
Recurring Adjusted EBITDA *	37,271	17,703	35,132	91,899	97,454	110.5	6.1	(5.7)
Gross debt (US$ million)	79,588	91,227	89,901	79,588	89,901	(12.8)	(11.5)	(11.5)
Net Debt (US$ million)	66,218	71,222	75,419	66,218	75,419	(7.0)	(12.2)	(12.2)
Net Debt/LTM Adjusted EBITDA ratio **	2.33	2.34	2.40	2.33	2.40	(0.4)	(2.9)	(2.9)
Average commercial selling rate for U.S. dollar	5.38	5.39	3.97	5.08	3.89	(0.2)	35.5	30.6
Brent crude (US$/bbl)	43.00	29.20	61.94	40.82	64.65	47.3	(30.6)	(36.9)
Domestic basic oil by-products price (R$/bbl)	258.10	197.73	289.78	249.00	291.88	30.5	(10.9)	(14.7)
TRI (total recordable injuries per million men-hour frequency rate)	-	-	-	0.60	0.75	-	-	(20.0)

* See reconciliation of Recurring net income and Adjusted EBITDA in the Special Items section

** Ratio calculated in USD

5

Consolidated Result

Net revenues

Table 2 - Net revenues by product

						Variation (%)
R$ million	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Diesel	19,593	13,516	23,930	51,132	67,684	45.0	(18.1)	(24.5)
Gasoline	9,174	4,915	9,308	22,416	28,343	86.7	(1.4)	(20.9)
Liquefied petroleum gas (LPG)	4,595	3,782	4,267	12,387	12,349	21.5	7.7	0.3
Jet fuel	1,004	409	3,684	5,134	11,080	145.5	(72.7)	(53.7)
Naphtha	2,335	1,372	1,395	6,683	4,841	70.2	67.4	38.0
Fuel oil (including bunker fuel)	818	659	900	2,642	2,991	24.1	(9.1)	(11.7)
Other oil by-products	3,885	2,694	3,634	9,648	10,047	44.2	6.9	(4.0)
Subtotal Oil By-Products	41,404	27,347	47,118	110,042	137,335	51.4	(12.1)	(19.9)
Natural gas	4,043	3,926	5,956	13,341	17,227	3.0	(32.1)	(22.6)
Renewables and nitrogen products	67	34	241	218	783	97.1	(72.2)	(72.2)
Revenues from non-exercised rights	724	769	691	1,900	1,975	(5.9)	4.8	(3.8)
Electricity	505	428	1,090	2,183	3,599	18.0	(53.7)	(39.3)
Services, agency and others	1,118	1,238	791	3,059	2,730	(9.7)	41.3	12.1
Total domestic market	47,861	33,742	55,887	130,743	163,649	41.8	(14.4)	(20.1)
Exports	20,917	14,973	19,271	60,601	49,244	39.7	8.5	23.1
Sales from foreign subsidiaries	1,952	2,183	1,893	5,753	7,581	(10.6)	3.1	(24.1)
Total foreign market	22,869	17,156	21,164	66,354	56,825	33.3	8.1	16.8
Total	70,730	50,898	77,051	197,097	220,474	39.0	(8.2)	(10.6)

The 3Q20 results were marked by the recovery of oil by-products demand in Brazil (18% QoQ growth in sales volume), which, alongside the increase in our market share, the continued high level of exports and the 48% growth in Brent oil prices, resulted in a 39% increase in net revenues when compared to 2Q20.

The recovery in diesel and gasoline sales stand out. These products were heavily affected by COVID-19 in 2Q20 and their quarterly recovery was the strongest across our portfolio, both in terms of volumes and prices. As for diesel, the crop season in Brazil also contributed to its solid performance in the quarter. Exports revenues also increased substantially, tracking Brent oil prices.

It is also worth mentioning that the strong sales revenues were enabled by higher oil production, higher utilization factor of our refineries and crude inventory drawdown. We ended the quarter with ongoing crude oil exports of 25 MMbbl.

In terms of revenue breakdown in the domestic market, diesel and gasoline continued to be the main products, accounting, together, for 69% of the domestic oil by-products sales revenues.

6

Crude oil exports to China returned to pre-COVID levels, with the pick-up in demand in other markets. In 3Q20, we had the following distribution of export destinations:

Table 3 – Crude oil exports

Country	3Q20	2Q20	9M20
China	62%	87%	66%
Spain	9%	3%	6%
Chile	5%	4%	6%
Portugal	5%	1%	3%
United States	5%	0%	3%
Netherlands	3%	1%	3%
Índia	3%	0%	4%
Indonesia	3%	0%	1%
Others	5%	4%	8%

Table 4 – Oil by-products exports

Country	3Q20	2Q20	9M20
Singapore	65%	49%	56%
USA	23%	35%	26%
Aruba	5%	0%	1%
Netherlands	0%	7%	4%
Others	7%	9%	13%

7

Cost of goods sold

Table 5 - Cost of goods sold

						Variation (%)
R$ million	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Brazilian operations	(35,866)	(31,039)	(45,611)	(109,614)	(128,832)	15.6	(21.4)	(14.9)
Acquisitions	(6,341)	(6,294)	(13,591)	(22,226)	(37,665)	0.7	(53.3)	(41.0)
Crude oil imports	(3,534)	(3,757)	(5,735)	(12,860)	(16,103)	(5.9)	(38.4)	(20.1)
Oil by-products imports	(1,723)	(1,754)	(4,540)	(5,766)	(12,304)	(1.7)	(62.0)	(53.1)
Natural gas imports	(1,083)	(783)	(3,316)	(3,600)	(9,258)	38.4	(67.3)	(61.1)
Production	(28,528)	(24,161)	(29,276)	(84,984)	(84,391)	18.1	(2.6)	0.7
Crude oil	(23,020)	(18,675)	(23,536)	(67,758)	(66,618)	23.3	(2.2)	1.7
Production taxes	(7,193)	(3,678)	(8,029)	(20,146)	(24,754)	95.6	(10.4)	(18.6)
Others costs	(15,827)	(14,997)	(15,507)	(47,612)	(41,864)	5.5	2.1	13.7
Oil by-products	(2,838)	(2,347)	(3,418)	(8,290)	(9,619)	20.9	(17.0)	(13.8)
Natural gas	(2,670)	(3,139)	(2,322)	(8,936)	(8,154)	(14.9)	15.0	9.6
Production taxes	(483)	(468)	(613)	(1,441)	(2,089)	3.2	(21.1)	(31.0)
Others costs	(2,187)	(2,671)	(1,709)	(7,495)	(6,065)	(18.1)	28.0	23.6
Services rendered, electricity, renewables, nitrogen products and others	(997)	(584)	(2,745)	(2,404)	(6,776)	70.7	(63.7)	(64.5)
Operations from foreign subsidiaries	(1,095)	(1,641)	(1,434)	(3,881)	(6,593)	(33.3)	(23.6)	(41.1)
Total	(36,961)	(32,680)	(47,045)	(113,495)	(135,425)	13.1	(21.4)	(16.2)

In spite of the 39% increase in quarterly sales revenues, cost of goods sold grew only 13% largely due to stable unit costs (except for production taxes, as explained below), higher volume of our crude oil in the sales mix and to the sale, in 3Q20, of inventories built at lower Brent oil prices in 2Q20 with an estimated positive impact of approximately R$ 2.2 billion.

The main variations were the 95.6% growth in production taxes - and in special participation taxes in particular, as a result of the increase in Brent oil prices along with the higher share of the more profitable pre-salt production – and the 38.4% increase in natural gas imports, as we had more Bolivian natural gas in the mix to meet the increased demand.

8

Operating expenses

Table 6 - Operating expenses

						Variation (%)
R$ million	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Selling, General and Administrative Expenses	(7,969)	(8,320)	(6,980)	(24,023)	(18,370)	(4.2)	14.2	30.8
Selling expenses	(6,305)	(6,752)	(4,968)	(18,971)	(12,037)	(6.6)	26.9	57.6
Materials, third-party services, freight, rental and other related costs	(5,355)	(5,741)	(4,160)	(16,201)	(9,648)	(6.7)	28.7	67.9
Depreciation, depletion and amortization	(862)	(688)	(542)	(2,099)	(1,610)	25.3	59.0	30.4
Allowance for expected credit losses	147	(108)	(34)	(7)	(137)	−	−	(94.9)
Employee compensation	(235)	(215)	(232)	(664)	(642)	9.3	1.3	3.4
General and administrative	(1,664)	(1,568)	(2,012)	(5,052)	(6,333)	6.1	(17.3)	(20.2)
Employee compensation	(1,229)	(1,218)	(1,434)	(3,724)	(4,334)	0.9	(14.3)	(14.1)
Materials, third-party services, freight, rental and other related costs	(291)	(226)	(439)	(933)	(1,510)	28.8	(33.7)	(38.2)
Depreciation, depletion and amortization	(144)	(124)	(139)	(395)	(489)	16.1	3.6	(19.2)
Exploration costs	(1,447)	(350)	(276)	(2,265)	(1,324)	313.4	424.3	71.1
Research and Development Expenses	(495)	(366)	(578)	(1,283)	(1,669)	35.2	(14.4)	(23.1)
Other taxes	(2,147)	(1,305)	(560)	(3,969)	(1,172)	64.5	283.4	238.7
Impairment of assets	72	−	(2,410)	(65,229)	(2,491)	−	−	2518.6
Other (income and expenses), net	(2,834)	2,232	(5,345)	(1,776)	6,132	−	(47.0)	−
Total	(14,820)	(8,109)	(16,149)	(98,545)	(18,894)	82.8	(8.2)	421.6

Selling expenses were down 6.6% in 3Q20, despite higher sales due to the reduction in international freight costs following the normalization of rates after the market turmoil in 2Q20, when ships were being used as storage facilities.

G&A expenses were 6.1% higher mainly due to the centralization of operational functions in corporate departments, which resulted in the internal reallocation of employees, consequently accounting their remuneration as expenses instead of costs.

Exploration costs increased mainly due to the write-off of Peroba’s signature bonus in the amount of R$ 800 million.

Other taxes rose due to the approval for the adhesion to tax amnesty programs in RJ and ES, through which we agreed to pay R$ 1.9 billion to exclude a contingent liability of R$ 3.9 billion and guarantee the agreed ICMS rate to be used in the future.

There were other expenses of R$ 2.8 billion in 3Q20 as opposed to other revenues of R$ 2.2 billion in 2Q20 due to the absence of positive events that helped the previous quarter such as the exclusion in of VAT tax (ICMS) from the calculation basis of the PIS/COFINS and the gain in the equalization related to the individualization agreement of the Tupi area and Sepia and Atapu fields. On the other hand, in 3Q20 there were higher gains with divestments mainly due to the Pampo and Enchova clusters sale (R$ 1.6 billion) and lower expenses of R$ 2.2 billion (vs. R$ 10 billion in 2Q20) with: (i) unscheduled stoppages in refineries, due to COVID impacts in 2Q20, (ii) voluntary dismissal program as we had less employees enrolling in the program in 3Q20, and (iii) commodities and crude oil export hedges. Presently, we are no longer hedging our exports as markets have stabilized and the last cargoes hedged were delivered in August. Nonetheless, we can resume this practice if we deem necessary.

9

Adjusted EBITDA

In 3Q20, adjusted EBITDA increased 33.8% when compared to 2Q20, reaching R$ 33.4 billion. This result was mainly due to the increase in Brent oil prices and sales volumes, partially offset by lower crack spreads in oil by-products, mainly diesel, fuel oil, LPG and gasoline, driven by the high level of global inventories.

Also contributed to this result lower expenses with stoppages, lower provisions for the voluntary dismissal plans and lower hedging expenses. On the other hand, there were higher exploration expenses mainly due to the write-off of the Peroba block and higher taxes due to the approval for the adhesion to tax amnesty programs.

3Q20 adjusted EBITDA would have been even better when compared to 2Q20, excluding the positive effects in 2Q20 related to the: (i) exclusion of VAT tax (ICMS) from the calculation basis of the PIS/COFINS and (ii) equalization related to the individualization agreement of the Tupi area and Sepia and Atapu fields (please see the explanation for recurring adjusted EBITDA and special items on the pages below).

The E&P Adjusted EBITDA/boe increased 45% in dollars in 3Q20 in relation to 2Q20 is mainly due to the hike in Brent oil prices.

10

Refining Adjusted EBITDA/bbl in 3Q20 increase reflecting the positive turnover effect when compared to 2Q20, as a result of higher Brent oil prices and lower operating expenses, due to the absence of unscheduled maintenance stoppages at refineries, lower provision for voluntary dismissal plan and lower legal expenses.

Financial results

Table 7 - Financial results

						Variation (%)
R$ million	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Finance income	667	579	1,344	2,044	3,616	15.2	(50.4)	(43.5)
Income from investments and marketable securities (Government Bonds)	251	276	636	825	1,557	(9.1)	(60.5)	(47.0)
Discount and premium on repurchase of debt securities	6	−	7	12	19	−	(14.3)	(36.8)
Gains from signed agreements (electric sector)	−	−	(4)	−	310	-	−	−
Other income, net	410	303	705	1,207	1,730	35.3	(41.8)	(30.2)
Finance expenses	(9,778)	(6,098)	(9,623)	(23,292)	(22,558)	60.3	1.6	3.3
Interest on finance debt	(5,224)	(4,554)	(5,094)	(14,323)	(14,880)	14.7	2.6	(3.7)
Unwinding of discount on lease liabilities	(1,845)	(1,677)	(1,464)	(5,039)	(4,490)	10.0	26.0	12.2
Discount and premium on repurchase of debt securities	(2,814)	(12)	(2,641)	(4,071)	(3,335)	23350.0	6.6	22.1
Capitalized borrowing costs	1,148	1,156	1,248	3,538	3,912	(0.7)	(8.0)	(9.6)
Unwinding of discount on the provision for decommissioning costs	(792)	(859)	(770)	(2,504)	(2,347)	(7.8)	2.9	6.7
Other finance expenses and income, net	(251)	(152)	(902)	(893)	(1,418)	65.1	(72.2)	(37.0)
Foreign exchange gains (losses) and indexation charges	(13,799)	(6,789)	(2,595)	(35,148)	(8,927)	103.3	431.8	293.7
Foreign exchange	(7,636)	(10,683)	23	(26,701)	(840)	(28.5)	−	3078.7
Reclassification of hedge accounting from Shareholders’ Equity to the Statement of Income	(6,147)	(5,578)	(2,962)	(18,174)	(8,709)	10.2	107.5	108.7
PIS and COFINS monetary restatement - exclusion from VAT tax basis	−	9,250	−	9,250	−	−	−	−
Other foreign exchange gains (losses) and indexation charges, net	(16)	222	344	477	622	−	−	(23.3)
Total	(22,910)	(12,308)	(10,874)	(56,396)	(27,869)	86.1	110.7	102.4

The financial results were worse in 3Q20 mainly due the absence of the positive effect related to the monetary adjustment of R$ 9.3 billion over the exclusion of the VAT tax from the calculation basis of the PIS/COFINS that occurred in 2Q20. Excluding this factor, financial results would have been in line with the previous quarter as the higher premium paid on the repurchase of bonds, because of the lower risk perception, and higher interest expenses, were offset by lower foreign exchange losses. It is worth mentioning that, although lower than 2Q20, foreign exchange losses are still high due to the level of FX exposure of US$ 42.8 billion and the depreciation of the real against the dollar of 2.9% in the period.

11

Net income (loss) attributable to Petrobras’ shareholders

We recorded a net loss of R$ 1.5 billion in 3Q20, as the gains with higher sales volumes of oil and oil by-products and higher Brent oil prices were more than offset by financial expenses, which were influenced by premiums paid on the repurchase of bonds.

Relative to 2Q20, this quarter result was slightly better as the operational improvements and income tax gains exceeded the positive effect on 2Q20 of the VAT tax exclusion from the calculation basis of the PIS/COFINS.

Recurring net income attributable to Petrobras’ shareholders and recurring adjusted EBITDA

In 3Q20 several non-recurring items negatively impacted results. We highlight the approval for the adherence to the tax amnesty programs affecting both net income and adjusted EBITDA and the premium paid on the repurchase of bonds, which affected only net income. Excluding the non-recurring items we would have had a net income of R$ 3.2 billion and an adjusted EBITDA of R$ 37.3 billion.

12

Special Items

Table 8 - Special itens

						Variation (%)
R$ million	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Net income	(1,669)	(2,813)	8,840	(54,206)	32,432	(40.7)	−	−
Nonrecurring items	(6,413)	16,624	1,500	(56,455)	16,913	−	−	−
Nonrecurring items that do not affect Adjusted EBITDA	(2,582)	9,341	4,050	(60,486)	21,647	−	−	−
Impairment of assets and investments	(612)	4	(2,403)	(66,167)	(2,498)	−	(74.5)	2548.8
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	(225)	−	−	(225)	(127)	−	−	77.2
Gains and losses on disposal / write-offs of assets	1,132	99	(645)	784	21,244	1043.4	−	(96.3)
Gains on BR Distribuidora follow on	−	−	13,948	−	13,948	−	−	−
Foreign exchange gains or losses on provisions for legal proceedings	−	−	(561)	−	(476)	−	−	−
Agreements signed for the electricity sector	−	−	(4)	−	310	−	−	−
Discount related to prepayment of receivables from electricity sector	−	−	(509)	−	(509)	−	−	−
Write-off of deferred tax assets	−	−	(3,142)	−	(6,929)	−	−	−
Pis and Cofins inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	−	9,250	−	9,250	−	−	−	−
Discount and premium on repurchase of debt securities	(2,808)	(12)	(2,634)	(4,059)	(3,316)	23300.0	6.6	22.4
Financial update on state amnesty programs	(69)	−	−	(69)	−	−	−	−
Other nonrecurring items	(3,831)	7,283	(2,550)	4,031	(4,734)	−	50.2	−
PDV	(415)	(4,834)	(269)	(5,437)	(604)	(91.4)	54.3	800.2
Careers and remuneration plan	−	−	(1)	−	(6)	−	−	−
Amounts recovered from Lava Jato investigation	83	335	446	515	755	(75.2)	(81.4)	(31.8)
Gains / (losses) on decommissioning of returned/abandoned areas	(87)	(6)	(4)	(99)	(4)	1350.0	2075.0	2375.0
State amnesty programs	(1,931)	−	−	(1,931)	−	−	−	−
Expected credit losses related to the electricity sector	−	−	3	−	(62)	−	−	−
Gains (Losses) related to legal proceedings	(748)	180	(2,854)	(3)	(4,908)	−	(73.8)	(99.9)
Equalization of expenses - Production Individualization Agreements	(733)	4,363	129	3,741	95	−	−	3837.9
PIS and COFINS over inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	−	(430)	−	(430)	−	−	−	−
PIS and COFINS recovered - exclusion of ICMS (VAT tax) from the basis of calculation	−	7,675	−	7,675	−	−	−	−
Net effect of nonrecurring items on IR / CSLL	1,698	(5,605)	(2,385)	18,873	(8,957)	−	−	−
Recurring net income	3,046	(13,832)	9,726	(16,624)	24,476	−	(68.7)	−
Petrobras Shareholders - continuing operations	3,169	(13,732)	9,973	(15,200)	24,028	−	(68.2)	−
13

Non-controlling interests- continuing operations	(123)	(100)	(247)	(1,424)	448	23.0	(50.2)	−

Adjusted EBITDA	33,440	24,986	32,582	95,930	92,720	33.8	2.6	3.5
Non-recurring Items	(3,831)	7,283	(2,550)	4,031	(4,734)	−	50.2	−
Recurring Adjusted EBITDA	37,271	17,703	35,132	91,899	97,454	110.5	6.1	(5.7)

In Management's opinion, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant. In 4Q19, the write-off of deferred tax assets and goodwill / negative goodwill on debt securities repurchases were classified as non-recurring items, resulting in reclassifications in the comparative period results.

14

Capex

Investment amounts (Capex) encompass acquisition of property, plant and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics, costs with research and development and pre-operating costs.

Table 9 - Capex

						Variation (%)
US$ millions	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Exploration and Production	1,290	1,609	1,912	5,038	6,003	(19.9)	(32.6)	(16.1)
Refining	183	239	457	593	1,013	(23.6)	(60.1)	(41.5)
Gas and Power	131	53	167	269	324	148.1	(21.3)	(16.9)
Others	35	35	76	102	217	(0.6)	(54.2)	(52.8)
Total	1,638	1,937	2,612	6,003	7,556	(15.4)	(37.3)	(20.6)

In 3Q20, investments amounted US$ 1.6 billion, 15% below 2Q20, due to the adjustments made in the wake of the COVID-19 pandemic. Growth investments represented more than 65% of total investments.

In 3Q20, we revised our E&P portfolio in light of the new price assumptions disclosed in May. This resulted in a new 5-year capex (2021-2025) range of US$ 40 to 50 billion, as opposed to the US$ 64 billion of the 2020-2024 Strategic Plan, with the main capex reductions in exploratory and non-pre-salt assets, some of those to be divested. The revision considered the following: (i) focus on deleveraging, reaching the gross debt target of US$ 60 billion in 2022; (ii) focus on resilience, prioritizing projects with Brent oil price breakeven of not more than US$ 35/barrel and aligned to the company's strategy and; (iii) revision of the entire investment and divestment portfolios.

Growth investments are those with the main objective of increasing the capacity of existing assets, implementing new production systems up to the full ramp up, disposal and storage assets, increasing efficiency or profitability of the asset and implementing essential infrastructure to enable other growth projects. It includes acquisitions of assets / companies and remaining investments in systems that started in 2018, exploratory investments, and investments in R&D.

In the last 3 years, 8 owned units and 1 chartered started production (P67, P-68, P-69, P-70, P-74, P-75, P-76, P-77 and Tartaruga Verde), contributing with 1.2MM bpd of production capacity. In the coming years we plan to invest in another 12 units as detailed below (8 under construction and 4 under procurement), achieving the impressive mark of 21 systems until 2025.

- 4 in Buzios - 2 chartered and 2 owned

- 3 in Mero- chartered

- 1 in Sepia - chartered

- 1 in Integrated Parque das Baleias - chartered

- 1 in Itapu - owned

- 2 in Marlim - chartered

15

Investments in maintenance (sustaining), on the other hand, have the main objective of maintaining the operation of existing assets, they do not aim at increasing the capacity of the facilities. Sustaining investments encompass investments in safety and reliability of installations, substitute well projects, complementary development, adding new wells after the full ramp up of the systems to keep production levels, remaining investments in systems that entered before 2018, scheduled shutdowns and revitalizations (without new systems), 4D seismic, health and safety projects, line changes, infrastructure operational and ICT.

In 3Q20, investments in the Exploration and Production segment totaled US$ 1.3 billion, with approximately 75% related to growth. The investments were mainly concentrated: (i) in the development of production in ultra-deep waters of the Santos Basin pre-salt (US$ 0.7 billion); (ii) development of new projects in deep waters (US$ 0.2 billion) and (iii) exploratory investments (US$ 0.1 billion).

In the Refining segment, investments totaled US$ 0.2 billion in 3Q20, approximately 51% of which were investments in growth. Investments in the Gas and Power segment totaled US$ 0.1 billion in 3Q20, of which approximately 88% are investments in growth.

The following table presents the main information on the new oil and gas production systems.

16

Table 10 – Main Projects1*

Unit*	Start-up	FPSO capacity (bbl/day)	CAPEX Petrobras spent US$ bi	Total CAPEX Petrobras US$ bi²	Petrobras Share	Status
FPSO Carioca (Chartered unit) Sépia 1	2021	180,000	0.65	3.1	97.6%	Project in phase of execution with production system with more than 90% of progress. 9 wells drilled and 5 completed
FPSO Guanabara (Chartered unit) Mero 1	2021	180,000	0.21	1.1	40.0%	Project in phase of execution with production system with more than 90% of progress. 7 wells drilled and 3 completed
FPSO Alm. Barroso (Chartered unit) Búzios 5	2022	150,000	0.28	3.0	100%¹	Project in phase of execution with production system with more than 47% of progress. 3 wells drilled and 1 completed.
FPSO Anita Garibaldi (Chartered unit) Marlim 1	2022	80,000	0.08	2.3	100%	Project in phase of execution with production system with more than 34% of progress. 1 well drilled and 1 completed
FPSO Anna Nery (Chartered unit) Marlim 2	2023	70,000	0.02	1.8	100%	Project in phase of execution with production system with more than 30% of progress.
FPSO Sepetiba (Chartered unit) Mero 2	2023	180,000	0.02	1.1	40%	Project in phase of execution with production system with more than 52% of progress. 4 wells drilled and 2 completed
FPSO Marechal Duque de Caxias (Chartered unit) Mero 3	2024	180,000	0.02	1.1	40%	Project in phase of execution, letter of intent signed for charter of the platform in August 2020. 3 wells drilled and 1 completed

* Petrobras signed a term of commitment to buy P-71 to be used in Itapu field. This unit, which is not in the table, has a production capacity of 150 kbpd

¹ Will change after the co-participation agreement

²Total Capex and schedule under revision due to the COVID-19 and Resilience Plan impacts

17

Portfolio Management

Improvements in capital allocation are being implemented through portfolio management, with divestments of assets with lower returns on capital employed.

In 1Q20, we concluded the sale of PO&G BV and signed the sale of the Tucano Sul cluster (onshore field in Bahia). In 2Q20, we concluded the sale of Macau cluster (onshore fields in Rio Grande do Norte). In 3Q20, we concluded the sale of the remaining 10% stake in TAG, Pampo and Enchova clusters (shallow water fields in Rio de Janeiro), Ponta do Mel and Redonda cluster (onshore fields in Rio Grande do Norte), Lagoa Parda cluster (onshore fields in Espírito Santo) and we also signed the contract for the sale of the Pescada cluster (shallow water fields in Rio Grande do Norte), Cricaré cluster (onshore fields in Espírito Santo), Rio Ventura and Fazenda Belém clusters (onshore fields in Bahia). In 4Q20, until October 25h, 2020, we had already signed the contract for the sale of PUDSA (assets in Uruguay). These transactions resulted in a cash inflow of US$ 1.036 billion in 2020, as shown in the table below:

Table 11 – Amount received in 2020 and respective transaction amounts

Asset	Amounts received in 2020 (US$ million)	Transaction amount (US$ million)
PO&G BV (Signed in 2018)[1]	301	1.530
Tucano Sul Cluster[3]	0.6	3.01
Macau Cluster[2]	125	191
Pescada Arabaiana Cluster[3]	0.3	1.5
Pampo and Enchova Clusters[2]	365	419
TAG[3]	0.2	7.2
Ponta do Mel e Redonda[3]	205	205
Cricaré Cluster[3]	11	155
Fazenda Belém Cluster[3]	8.8	35.2
Rio Ventura Cluster[3]	3.8	94.2
Lagoa Parda Cluster[2]	9.4	10.8
PUDSA (Assets in Uruguai)[3]	6.17	61.7
Total amount	1.036.3	2.713.5

¹Transaction signed in 2018

² Transaction signed in 2019

³ Transaction signed in 2020

In addition, we have the following divestments in our portfolio, as well as several other projects, approved in the Strategic Plan 2020-2024, undergoing structuring phase and some with teasers to be launched soon.

18

Table 12 - Assets in divestment process

Teaser / Non-binding phase	Binding phase
ANSA	Refineries (RNEST, RLAM, REPAR, REFAP, REGAP, REMAN, LUBNOR e SIX)
Oil and Gas Thermoelectric Plants	Colombia assets
Albacora and Albacora Leste fields (RJ)	Mangue Seco Wind Farms 1, 2, 3 and 4
Onshore and shallow water fields (RN)	Gaspetro
Onshore fields (ES and SE)	NTS (10%)
PBIO
Oil and Gas Thermoelectric Plants
Exploration block (Tayrona) Colombia
Papa Terra field
Onshore and shallow water fields (AL)
Onshore fields (AM, BA, CE and SE)
Shallow water fields (BA, CE, ES, RJ and SP)
Deep water fields (SE and ES)
UFN-III

Petrobras reinforces the importance of portfolio management focusing on core assets, in order to improve our capital allocation, enable debt and capital cost reduction, and the consequent increase in value generation to the company and to our shareholders.

19

Liquidity and Capital Resources

Table 13 - Liquidity and Capital Resources

R$ million	3Q20	2Q20	3Q19	9M20	9M19
Adjusted cash and cash equivalents at the beginning of period	109,550	83,728	68,393	33,294	58,052
Government bonds and time deposits with maturities of more than 3 months at the beginning of period*	(2,931)	(3,317)	(2,456)	(3,565)	(4,198)
Cash and cash equivalents at the beginning of period	106,619	80,411	65,937	29,729	53,854
Net cash provided by (used in) operating activities	46,103	29,310	32,824	110,404	71,073
Net cash provided by operating activities from continuing operations	46,103	29,310	32,558	110,404	69,849
Discontinued operations – net cash provided by operating activities	−	−	266	−	1,224
Net cash provided by (used in) investing activities	(3,051)	(11,905)	(2,551)	(21,620)	23,985
Net cash provided by (used in) investing activities from continuing operations	(3,051)	(11,905)	(9,945)	(21,620)	16,789
Acquisition of PP&E and intangibles assets (except for the Bidding for oil surplus of Transfer of rights agreement and signature bonus) and investments in investees	(5,965)	(13,535)	(7,106)	(27,827)	(21,111)
Proceeds from disposal of assets - Divestment	3,195	866	(3)	5,229	35,685
Dividends received	525	319	79	1,044	3,262
Divestment (Investment) in marketable securities	(806)	445	(2,915)	(66)	(1,047)
Discontinued operations – net cash provided by investing activities	−	−	7,394	−	7,196
(=) Net cash provided by operating and investing activities	43,052	17,405	30,273	88,784	95,058
Net cash provided by (used) in financing activities from continuing operations	(78,945)	3,616	(48,330)	(62,530)	(98,099)
Net financings	(71,149)	11,571	(41,844)	(35,309)	(78,333)
Proceeds from financing	534	29,893	17	79,204	17,899
Repayments	(71,683)	(18,322)	(41,861)	(114,513)	(96,232)
Repayment of lease liability	(7,536)	(7,807)	(5,494)	(22,165)	(14,137)
Dividends paid to shareholders of Petrobras	−	1	(1,184)	(4,426)	(5,128)
Dividends paid to non-controlling interest	(46)	(117)	(12)	(198)	(349)
Investments by non-controlling interest	(214)	(32)	204	(432)	(152)
Discontinued operations – net cash used in financing activities	−	−	(50)	−	(1,982)
Net cash provided by (used) in financing activities	(78,945)	3,616	(48,380)	(62,530)	(100,081)
Effect of exchange rate changes on cash and cash equivalents	935	5,187	7,052	15,678	6,051
Cash and cash equivalents at the end of period	71,661	106,619	54,882	71,661	54,882
Government bonds and time deposits with maturities of more than 3 months at the end of period*	3,756	2,931	5,427	3,756	5,427
Adjusted cash and cash equivalents at the end of period	75,417	109,550	60,309	75,417	60,309
Reconciliation of Free Cash Flow
Net cash provided by operating activities	46,103	29,310	32,824	110,404	71,073
Acquisition of PP&E and intangibles assets (except for the Bidding for oil surplus of Transfer of rights agreement and signature bonus) and investments in investees	(5,965)	(13,535)	(7,106)	(27,827)	(21,111)
Free cash flow	40,138	15,775	25,718	82,577	49,962

* Includes short-term government bonds and time deposits and cash and cash equivalents of companies classified as held for sale.

20

As of September 30th, 2020, cash and cash equivalents were R$ 71.6 billion and adjusted cash and cash equivalents totaled R$ 75.4 billion.

In 3Q20, net cash provided by operating activities reached R$ 46.1 billion and we had a positive free cash flow of R$ 40.1 billion, reflecting the improvements in operating income and in working capital, mainly due to the use of tax credit and the increase sales of oil by-product, which have a shorter payment term than exports. This level of cash generation, alongside cash inflows from divestments of R$ 3.2 billion and cash and cash equivalents, were used: (i) to prepay debt and amortize principal and interest due in the period (R$ 71.7 billion) and (iii) to amortize lease liabilities (R$ 7.5 billion), reducing gross debt to R$ 324.8 billion (US$ 79.6 billion). In addition, capex was R$ 6.0 billion.

In the period from July to September 2020, the company settled several loans and financial debts, amounting to R$ 71.7 billion, notably: (i) prepayment of banking loans in the domestic and international market totaling R$ 520 million and (ii) R$ 21.6 billion on the repurchase of global bonds previously issued by the Company, with additional net premium paid to bondholders of R$ 2.8 million; (iii) prepayment of its international revolving credit lines, in the amount of R$ 40.7 billion (US$ 7.6 billion).

21

Debt

Our resilience initiatives and solid cash generation had significant results in 3Q20. Gross debt reduced from US$ 91.2 billion to US$ 79.6 billion, lower than the level before the adoption of IFRS16, even including the impact of the leases. Thus, amid of a very severe crisis, we have already exceeded the US$ 87 billion gross debt target goal for year-end 2020. In addition, liability management helped increase the average maturity from 10.12 years to 11.19 years. In 3Q20, the average cost of debt increased to 5.8% p.a. from 5.6% p.a. in2Q20, reflecting the prepayment of the revolving credit lines abroad, which have a lower cost with a shorter maturity.

Gross debt fell US$ 11.6 billion, a reduction of 12.8% compared to June 30th, 2020, mainly due to repurchases in the capital market and prepayments in the banking market. Therefore, the gross debt/LTM adjusted EBITDA ratio decreased to 2.80x on September 30th, 2020 from 3.00x on June 30th, 2020.

Net debt reduced 7%, reaching US$ 66.2 billion. The net debt/LTM adjusted EBITDA ratio remained stable at 2.33x on June 30th, 2020.

In 3Q20, the company prepaid all its revolving credit facilities abroad that were withdrawn during the height of the COVID-19 crisis, in the amount of US$ 7.6 billion. Those resources are once again available for drawdowns, if necessary.

Table 14 – Debt indicators

US$ millions	09.30.2020	06.30.2020	Δ %	09.30.2019
Financial Debt	57,573	69,313	(16.9)	66,073
Capital Markets	32,553	36,563	(11.0)	34,815
Banking Market	19,878	27,287	(27.2)	25,249
Development banks	1,483	1,552	(4.4)	1,950
Export Credit Agencies	3,441	3,686	(6.6)	3,812
Others	218	224	(2.7)	244
Finance leases	22,015	21,915	0.5	23,831
Gross debt	79,588	91,228	(12.8)	89,904
Adjusted cash and cash equivalents	13,370	20,005	(33.2)	14,482
Net debt	66,218	71,222	(7.0)	75,419
Net Debt/(Net Debt + Market Cap) - Leverage	59%	57%	3.5	45%
Average interest rate (% p.a.)	5.8	5.6	3.6	5.9
Weighted average maturity of outstanding debt (years)	11.19	10.12	10.6	10.42
Net debt / LTM Adjusted EBITDA ratio	2.33	2.34	(0.4)	2.40
Gross debt / LTM Adjusted EBITDA ratio	2.80	3.00	(6.6)	2.86
R$ million
Gross Debt	324,750	379,553	(14.4)	275,142
Finance Lease	124,179	120,007	3.5	99,239
Adjusted cash and cash equivalents	75,417	109,547	(31.2)	60,309
Net Debt	373,512	390,012	(4.2)	314,072

22

RESULTS BY SEGMENT

EXPLORATION and PRODUCTION*

Table 15 - Exploration and Production results

						Variation (%)
R$ million	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Sales revenues	50,352	27,691	49,806	125,618	142,353	81.8	1.1	(11.8)
Gross profit	25,251	8,801	22,828	55,403	62,964	186.9	10.6	(12.0)
Operating expenses	(3,355)	789	(5,050)	(68,533)	(9,371)	−	(33.6)	631.3
Operating income (loss)	21,896	9,590	17,778	(13,130)	53,593	128.3	23.2	−
Net income (loss) attributable to the shareholders of Petrobras	14,499	6,294	11,820	(9,412)	35,747	130.4	22.7	−
Adjusted EBITDA of the segment	32,300	20,876	32,142	85,596	89,140	54.7	0.5	(4.0)
EBITDA margin of the segment (%)	64	75	65	68	63	(11.2)	(0.4)	5.5
Average Brent crude (US$/bbl)	43.00	29.20	61.94	40.82	64.65	47.3	(30.6)	(36.9)
Sales price - Brazil
Crude oil (US$/bbl)	42.30	23.98	58.10	38.90	60.58	76.4	(27.2)	(35.8)
Lifting cost - Brazil (US$/boe)*
excluding production taxes and leases	4.54	4.94	7.90	5.12	8.24	(8.1)	(42.5)	(37.9)
excluding production taxes	6.09	6.59	9.67	6.72	10.16	(7.6)	(37.1)	(33.8)
Onshore
with leases	11.87	13.41	18.19	14.02	19.36	(11.5)	(34.8)	(27.6)
excluding lease	11.87	13.41	18.19	14.02	19.36	(11.5)	(34.8)	(27.6)
Shallow waters
with leases	18.53	20.28	30.56	23.84	30.98	(8.6)	(39.3)	(23.0)
excluding leases	13.74	15.86	28.58	19.96	29.00	(13.3)	(51.9)	(31.2)
Deep and ultra-deep post-salt
with leases	10.26	10.23	14.21	10.41	12.96	0.3	(27.8)	(19.7)
excluding leases	8.70	8.74	12.48	8.86	11.14	(0.5)	(30.3)	(20.5)
Pre-salt
with leases	3.86	4.17	5.03	4.17	5.87	(7.4)	(23.2)	(28.9)
excluding leases	2.27	2.39	3.07	2.48	3.65	(4.9)	(25.9)	(32.2)
including production taxes and excluding leases	11.21	8.91	17.73	11.01	19.79	25.8	(36.8)	(44.3)
including production taxes and leases	12.75	10.56	19.50	12.62	21.71	20.8	(34.6)	(41.9)
Production taxes - Brazil	8,518	5,005	9,120	21,723	31,878	70.2	(6.6)	(31.9)
Royalties	4,883	3,054	4,661	12,191	13,478	59.9	4.8	(9.5)
Special participation	3,589	1,903	4,410	9,391	18,255	88.6	(18.6)	(48.6)
Retention of areas	46	48	49	141	145	(4.2)	(6.1)	(2.8)

In 3Q20 gross profit in E&P was R$ 25.3 billion, an increase of 187% when compared to 2Q20 due to higher Brent oil prices, lower spreads and higher volumes, partially offset by higher production taxes.

Operating profit was R$ 21.9 billion in 3Q20, 128% higher than 2Q20, reflecting the increase in gross profit and divestment gains, especially in the Pampo and Enchova clusters, partially offset by higher exploratory expenses, mainly as a result of the write-off of the Peroba block signature bonus and higher tax expenses due to the approval for the adhesion to tax amnesty programs in RJ and ES, through which we agreed to pay R$ 1.9 billion to exclude a contingent liability of R$ 3.9 billion.

* Leases refers to platform leasing.

23

In 3Q20, lifting cost in dollars without production taxes and without leases decreased by 8%, mainly due to the increase in production, as a result of the improvement in operational efficiency in pre-salt fields, and the start-up of P-70 at the end of June, along with the effect of the divestment in the Pampo and Enchova clusters.

In the pre-salt layer, we continued to observe a consistent path of falling unit costs, anchored by the stabilization of the new production systems, where we highlight the production platforms in Búzios, which have high productivity at competitive costs. In 3Q20, lifting cost decreased 5%, mainly due to the increase in production.

In the post-salt, lifting cost remained stable when compared to the previous quarter. In shallow waters, there was a 13% decrease, mainly due to the impact of the divestment of the Pampo and Enchova clusters. Onshore lifting cost decreased by 11%, due to optimization measures in operating costs and lower well intervention activity.

Higher production taxes in Dollars in 3Q20 are explained by the increase in Brent oil prices. This increase had a pronounced effect on special participation taxes, as a result of the higher share of the more profitable pre-salt (70% in 3Q20), with higher oil production.

24

Refining

Table 16 - Refining results

						Variation (%)
R$ million	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Sales revenues	64,317	44,326	67,947	176,803	194,149	45.1	(5.3)	(8.9)
Gross profit (Loss)	8,647	4,491	4,899	13,136	15,613	92.5	76.5	(15.9)
Operating expenses	(4,575)	(7,066)	(3,854)	(15,721)	(10,827)	(35.3)	18.7	45.2
Operating Income (Loss)	4,072	(2,575)	1,045	(2,585)	4,786	−	289.7	−
Net income (loss) attributable to the shareholders of Petrobras	2,166	(3,016)	479	(4,247)	3,506	−	351.9	−
Adjusted EBITDA of the segment	6,954	114	3,725	5,776	13,237	6000.0	86.7	(56.4)
EBITDA margin of the segment (%)	11%	0%	5%	3%	7%	10.6	5.3	(3.6)
Refining cost (US$/barrel) - Brazil	1.41	1.67	2.40	1.78	2.52	(15.6)	(41.3)	(29.4)
Refining cost (R$/barrel) - Brazil	7.53	9.68	9.53	8.97	9.80	(22.2)	(21.0)	(8.5)
Domestic basic oil by-products price (R$/bbl)	258.10	197.73	289.78	249.00	291.88	30.5	(10.9)	(14.7)

In 3Q20, gross profit in Refining was R$ 4.15 billion higher than 2Q20 because of the increase in Brent oil prices, causing a positive inventory turnover effect, between quarters, of approximately R$ 8.5 billion (negative inventory turnover effect of R$ 2.5 billion in 2Q20 versus positive effect of R$ 6 billion in 3Q20).

Excluding the inventory turnover effect, gross profit would have been R$ 2.7 billion in the 3Q20 and R$ 7 billion in the 2Q20.

In 3Q20, there were lower margins for oil by-products in the domestic market, especially diesel and LPG, reflecting the reduction in international crack spreads. These were partially offset by the increase in sales volumes, mainly of diesel and gasoline, reflecting the recovery in demand and the increase in its market share to 78% and 79%, respectively (from 76% and 77% in 2Q20). There were also lower gains in crude oil and oil by-products exports, mainly fuel oil, the latter being a consequence of international margins trends.

On the other hand, there were lower operating expenses and lower spending on the consumption of natural gas in our refineries.

The increase in operating profit in 3Q20 reflects the higher gross profit and lower operating expenses due to the absence of unscheduled maintenance stoppages at our refineries, as well as lower provisions for the voluntary dismissal plans.

25

Gas and Power

Table 17 - Gas and Power results

						Variation (%)
R$ million	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Sales revenues	8,509	8,157	11,750	27,133	33,938	4.3	(27.6)	(20.1)
Gross profit	4,408	4,845	3,673	13,815	10,907	(9.0)	20.0	26.7
Operating expenses	(2,753)	(3,521)	(2,510)	(9,290)	14,859	(21.8)	9.7	−
Operating income (loss)	1,655	1,324	1,163	4,525	25,766	25.0	42.3	(82.4)
Net income (loss) attributable to the shareholders of Petrobras	1,304	886	783	3,127	16,973	47.2	66.5	(81.6)
Adjusted EBITDA of the segment	2,215	1,943	1,974	6,358	6,486	14.0	12.2	(2.0)
EBITDA margin of the segment (%)	26	24	17	23	19	2.0	9.0	4.0
Natural gas sales price - Brazil (US$/bbl)	28.79	33.70	45.57	34.96	47.66	(14.6)	(36.8)	(26.6)

In 3Q20, gross profit in the Gas and Power segment was R$ 4.4 billion, a reduction of 9% when compared to 2Q20, as a result of lower margins in the non-thermoelectric segment due to the reduction in sales prices, partially offset by higher sales volumes of gas reflecting the industrial recovery and higher consumption of compressed natural gas following the relaxation of social distancing measures. There were also higher margins in the energy generation business due to the increase in spot prices.

In 3Q20, operating profit was R$ 332 million higher than in 2Q20, due to: (i) lower selling expenses in 3Q20, (ii) the reversal of the provision for losses (R$ 184 million) after an agreement to end disputes related to thermoelectric plants, (iii) the reversal of impairments in Fafen-BA, Fafen-SE (R$ 173 million) and in the power segment, and (iv) the provision, in 2Q20, for expenses (R$ 157 million) related to the voluntary dismissal programs.

26

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Instruction 527 of October 2012.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: investments, impairment, results with divestments and write-off of assets, and reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and Adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 18 - Adjusted EBITDA Reconciliation

						Variation (%)
R$ millions	3Q20	2Q20	3Q19	9M20	9M19	3Q20 / 2Q20	3Q20 / 3Q19	9M20 / 9M19
Net income (loss)	(1,669)	(2,813)	(509)	(54,206)	22,304	(40.7)	227.9	−
Net finance income (expense)	22,910	12,308	10,874	56,396	27,869	86.1	110.7	102.4
Income taxes	(3,209)	(475)	3,938	(20,578)	17,393	575.6	−	−
Depreciation, depletion and amortization	15,470	14,975	14,985	46,203	43,557	3.3	3.2	6.1
EBITDA	33,502	23,995	29,288	27,815	111,123	39.6	14.4	(75.0)
Share of earnings in equity-accounted investments	917	1,089	(446)	3,445	(1,411)	(15.8)	−	−
Impairment losses / (reversals)	(72)	−	2,410	65,229	2,491	−	−	2518.6
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	225	−	−	225	127	−	−	77.2
Gains/ losses on disposal/ write-offs of non-current assets	(1,132)	(98)	645	(784)	(21,244)	1055.1	−	(96.3)
Foreign exchange gains or losses on material provisions for legal proceedings	−	−	561	−	476	−	−	−
Adjusted EBITDA from continued operations	33,440	24,986	32,458	95,930	91,562	33.8	3.0	4.8
Adjusted EBITDA from discontinued operations	−	−	124	−	1,158	−	−	−
Total Adjusted EBITDA	33,440	24,986	32,582	95,930	92,720	33.8	2.6	3.5

Adjusted EBITDA margin (%)	47	49	42	49	42	(2.0)	4.9	7.0

27

FINANCIAL STATEMENTS

Table 19 - Income Statement - Consolidated

R$ millions	3Q20	2Q20	3Q19	9M20	9M19
Sales revenues	70,730	50,898	77,051	197,097	220,474
Cost of sales	(36,961)	(32,680)	(47,045)	(113,495)	(135,425)
Gross profit	33,769	18,218	30,006	83,602	85,049
Selling expenses	(6,305)	(6,752)	(4,968)	(18,971)	(12,037)
General and administrative expenses	(1,664)	(1,568)	(2,012)	(5,052)	(6,333)
Exploration costs	(1,447)	(350)	(276)	(2,265)	(1,324)
Research and development expenses	(495)	(366)	(578)	(1,283)	(1,669)
Other taxes	(2,147)	(1,305)	(560)	(3,969)	(1,172)
Impairment of assets	72	−	(2,410)	(65,229)	(2,491)
Other income and expenses	(2,834)	2,232	(5,345)	(1,776)	6,132
	(14,820)	(8,109)	(16,149)	(98,545)	(18,894)
Operating income (loss)	18,949	10,109	13,857	(14,943)	66,155
Finance income	667	579	1,344	2,044	3,616
Finance expenses	(9,778)	(6,098)	(9,623)	(23,292)	(22,558)
Foreign exchange gains (losses) and inflation indexation charges	(13,799)	(6,789)	(2,595)	(35,148)	(8,927)
Net finance income (expense)	(22,910)	(12,308)	(10,874)	(56,396)	(27,869)
Results in equity-accounted investments	(917)	(1,089)	446	(3,445)	1,411
Income (loss) before income taxes	(4,878)	(3,288)	3,429	(74,784)	39,697
Income taxes	3,209	475	(3,938)	20,578	(17,393)
Net income (loss) from continuing operations	(1,669)	(2,813)	(509)	(54,206)	22,304
Net income (loss) from descontinued operations	−	−	9,349	−	10,128
Net Income (Loss)	(1,669)	(2,813)	8,840	(54,206)	32,432
Net income (loss) attributable to:
Shareholders of Petrobras	(1,546)	(2,713)	9,087	(52,782)	31,984
Net income (loss) from continuing operations	(1,546)	(2,713)	(223)	(52,782)	22,119
Net income (loss) from descontinued operations	−	−	9,310	−	9,865
Non-controlling interests	(123)	(100)	(247)	(1,424)	448
Net income (loss) from continuing operations	(123)	(100)	(286)	(1,424)	185
Net income (loss) from descontinued operations	−	−	39	−	263
	(1,669)	(2,813)	8,840	(54,206)	32,432

28

Table 20 - Statement of Financial Position – Consolidated

ASSETS - R$ millions	09.30.2020	12.31.2019
Current assets	151,644	112,101
Cash and cash equivalents	71,635	29,714
Marketable securities	3,782	3,580
Trade and other receivables, net	12,905	15,164
Inventories	29,790	33,009
Recoverable taxes	23,852	14,287
Assets classified as held for sale	4,130	10,333
Other current assets	5,550	6,014
Non-current assets	813,786	813,910
Long-term receivables	128,209	71,306
Trade and other receivables, net	12,879	10,345
Marketable securities	219	232
Judicial deposits	37,688	33,198
Deferred taxes	55,853	5,593
Other tax assets	17,204	15,877
Advances to suppliers	801	1,313
Other non-current assets	3,565	4,748
Investments	17,119	22,166
Property, plant and equipment	590,854	641,949
Intangible assets	77,604	78,489
Total assets	965,430	926,011

LIABILITIES - R$ millions	09.30.2020	12.31.2019
Current liabilities	140,706	116,147
Trade payables	24,439	22,576
Finance debt	37,779	18,013
Lease liability	30,589	23,126
Taxes payable	19,185	14,914
Dividends payable	2,010	6,278
Short-term benefits	10,609	6,632
Pension and medical benefits	3,837	3,577
Liabilities related to assets classified as held for sale	3,833	13,084
Other current liabilities	8,425	7,947
Non-current liabilities	574,363	510,727
Finance debt	286,971	236,969
Lease liability	93,590	73,053
Income Tax payable	1,903	2,031
Deferred taxes	782	7,095
Long-term benefits	1,822	153
Pension and medical benefits	95,768	103,213
Provision for legal and administrative proceedings	11,404	12,546
Provision for decommisioning costs	70,418	70,377
Other non-current liabilities	11,705	5,290
Shareholders´ equity	250,361	299,137
Share capital (net of share issuance costs)	205,432	205,432
Profit reserves and others	42,304	90,109
Non-controlling interests	2,625	3,596
Total liabilities and shareholders´ equity	965,430	926,011

29

Table 21 - Statement of Cash Flows – Consolidated

R$ milhões	3Q20	2Q20	3Q19	9M20	9M19
Net income for the period	(1,669)	(2,813)	8,840	(54,206)	32,432
Adjustments for:
Net income from discontinued operations	−	−	(9,349)	−	(10,128)
Pension and medical benefits (actuarial expense)	1,927	2,015	2,053	6,099	6,167
Results of equity-accounted investments	917	1,089	(446)	3,445	(1,411)
Depreciation, depletion and amortization	15,470	14,975	14,985	46,203	43,557
Impairment of assets (reversal)	(72)	−	2,410	65,229	2,491
Inventory write-down (write-back) to net realizable value	16	113	64	1,518	32
Allowance (reversals) for impairment of trade and other receivables	(40)	183	122	617	268
Exploratory expenditures write-offs	998	65	5	1,180	248
Disposal/write-offs of assets and remeasurement of investment retained with loss of control	(907)	(98)	644	(559)	(21,118)
Foreign exchange, indexation and finance charges	23,256	22,563	10,334	64,259	26,691
Deferred income taxes, net	(3,235)	(1,085)	4,696	(21,811)	11,321
Revision and unwinding of discount on the provision for decommissioning costs	879	866	798	2,603	2,375
PIS and COFINS monetary restatement - exclusion from VAT tax basis	(25)	(16,925)	−	(16,950)	−
Decrease (Increase) in assets
Trade and other receivables, net	2,281	(7,535)	6,825	(1,164)	10,807
Inventories	(1,991)	3,750	2,979	4,317	501
Judicial deposits	(1,001)	(1,518)	(2,265)	(4,480)	(6,420)
Escrow account - Class action agreement	−	−	11,117	−	7,424
Other assets	4,728	(619)	186	2,586	(3,337)
Increase (Decrease) in liabilities
Trade payables	2,470	2,684	229	1,912	(2,982)
Other taxes payable	8,222	5,645	(3,051)	11,724	974
Income taxes paid	(180)	(186)	(6,608)	(1,486)	(8,968)
Pension and medical benefits	(870)	(1,744)	(3,613)	(4,228)	(5,524)
Provision for legal proceedings	(44)	(585)	(9,868)	(1,274)	(14,553)
Short-term benefits	(277)	6,429	886	5,659	1,361
Provision for decommissioning costs	(761)	(243)	(297)	(1,550)	(1,282)
Other liabilities	(3,989)	2,284	882	761	(1,077)
Net cash from operating activities of continuing activities	46,103	29,310	32,558	110,404	69,849
Operating discontinued activities	−	−	266	−	1,224
Net cash from operating activities	46,103	29,310	32,824	110,404	71,073
Cash flows from Investing activities
Acquisition of PP&E and intangibles assets	(5,961)	(8,215)	(7,057)	(22,518)	(21,021)
Investments in investees	(4)	(5,320)	(49)	(5,309)	(90)
Proceeds from disposal of assets - Divestment	3,195	866	(3)	5,229	35,685
Divestment (Investment) in marketable securities	(806)	445	(2,915)	(66)	(1,047)
Dividends received	525	319	79	1,044	3,262
Net cash (provided) used in investing activities of continuing activities	(3,051)	(11,905)	(9,945)	(21,620)	16,789
Investing discontinued operations	−	−	7,394	−	7,196
Net cash (provided) used in investing activities	(3,051)	(11,905)	(2,551)	(21,620)	23,985
Cash flows from Financing activities
Investments by non-controlling interest	(214)	(32)	204	(432)	(152)
Financing and loans, net:
Proceeds from financing	534	29,893	17	79,204	17,899
Repayment of finance debt - principal	(66,555)	(15,237)	(36,228)	(101,362)	(81,625)
Repayment of finance debt - interest	(5,128)	(3,085)	(5,633)	(13,151)	(14,607)
Repayment of lease liability	(7,536)	(7,807)	(5,494)	(22,165)	(14,137)
Dividends paid to shareholders of Petrobras	−	1	(1,184)	(4,426)	(5,128)
Dividends paid to non-controlling interests	(46)	(117)	(12)	(198)	(349)

30

Net cash provided (used) in financing activities from continuing operations	(78,945)	3,616	(48,330)	(62,530)	(98,099)
Financing discontinued activities	−	−	(50)	−	(1,982)
Net cash provided (used) in financing activities	(78,945)	3,616	(48,380)	(62,530)	(100,081)
Effect of exchange rate changes on cash and cash equivalents	935	5,187	7,052	15,678	6,051
Net increase / (decrease) in cash and cash equivalents	(34,958)	26,208	(11,055)	41,932	1,028
Cash and cash equivalents at the beginning of the period	106,619	80,411	65,937	29,729	53,854
Cash and cash equivalents at the end of the period	71,661	106,619	54,882	71,661	54,882

31

SEGMENT INFORMATION

Table 22 - Consolidated Income Statement by Segment – 9M20

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	125,618	176,803	27,133	3,158	(135,615)	197,097
Intersegments	122,326	3,064	9,398	827	(135,615)	−
Third parties	3,292	173,739	17,735	2,331	−	197,097
Cost of sales	(70,215)	(163,667)	(13,318)	(3,018)	136,723	(113,495)
Gross profit	55,403	13,136	13,815	140	1,108	83,602
Expenses	(68,533)	(15,721)	(9,290)	(4,909)	(92)	(98,545)
Selling expenses	(3)	(10,245)	(8,553)	(86)	(84)	(18,971)
General and administrative expenses	(658)	(797)	(332)	(3,265)	−	(5,052)
Exploration costs	(2,265)	−	−	−	−	(2,265)
Research and development expenses	(841)	(30)	(25)	(387)	−	(1,283)
Other taxes	(2,481)	(450)	(92)	(946)	−	(3,969)
Impairment of assets	(64,374)	(208)	173	(820)	−	(65,229)
Other income and expenses	2,089	(3,991)	(461)	595	(8)	(1,776)
Operating income (loss)	(13,130)	(2,585)	4,525	(4,769)	1,016	(14,943)
Net finance income (expense)	−	−	−	(56,396)	−	(56,396)
Results in equity-accounted investments	(764)	(2,759)	434	(356)	−	(3,445)
Income (loss) before income taxes	(13,894)	(5,344)	4,959	(61,521)	1,016	(74,784)
Income taxes	4,464	879	(1,538)	17,119	(346)	20,578
Net income (loss) from continuing operations	(9,430)	(4,465)	3,421	(44,402)	670	(54,206)
Result with discontinued operations	−	−	−	−	−	−
Net income (loss) from discontinued operations	−	−	−	−	−	−
Net income (loss)	(9,430)	(4,465)	3,421	(44,402)	670	(54,206)
Net income (loss) attributable to:				−
Shareholders of Petrobras	(9,412)	(4,247)	3,127	(42,920)	670	(52,782)
Net income (loss) from continuing operations	(9,412)	(4,247)	3,127	(42,920)	670	(52,782)
Net income (loss) from discontinued operations	−	−	−	−	−	−
Non-controlling interests	(18)	(218)	294	(1,482)	−	(1,424)
Net income (loss) from continuing operations	(18)	(218)	294	(1,482)	−	(1,424)
Net income (loss) from discontinued operations	−	−	−	−	−	−
	(9,430)	(4,465)	3,421	(44,402)	670	(54,206)

32

Table 23 - Consolidated Income Statement by Segment – 9M19

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	142,353	194,149	33,938	3,577	(153,543)	220,474
Intersegments	139,489	35,043	10,248	615	(153,543)	31,852
Third parties	2,864	159,106	23,690	2,962	−	188,622
Cost of sales	(79,389)	(178,536)	(23,031)	(3,431)	148,962	(135,425)
Gross profit	62,964	15,613	10,907	146	(4,581)	85,049
Expenses	(9,371)	(10,827)	14,859	(13,465)	(90)	(18,894)
Selling expenses	(2)	(5,776)	(6,101)	(91)	(67)	(12,037)
General and administrative expenses	(923)	(1,024)	(414)	(3,972)	−	(6,333)
Exploration costs	(1,324)	−	−	−	−	(1,324)
Research and development expenses	(1,152)	(36)	(39)	(442)	−	(1,669)
Other taxes	(185)	(275)	(128)	(584)	−	(1,172)
Impairment of assets	(1,242)	(1,234)	(15)	−	−	(2,491)
Other income and expenses	(4,543)	(2,482)	21,556	(8,376)	(23)	6,132
Operating income (loss)	53,593	4,786	25,766	(13,319)	(4,671)	66,155
Net finance income (expense)	−	−	−	(27,869)	−	(27,869)
Results in equity-accounted investments	362	266	337	446	−	1,411
Income (loss) before income taxes	53,955	5,052	26,103	(40,742)	(4,671)	39,697
Income taxes	(18,222)	(1,627)	(8,760)	9,628	1,588	(17,393)
Net income (loss) from continuing operations	35,733	3,425	17,343	(31,114)	(3,083)	22,304
Result with discontinued operations	−	−	12	10,116	−	10,128
Net income (loss) from discontinued operations	−	−	12	10,116	−	10,128
Net income (loss)	35,733	3,425	17,355	(20,998)	(3,083)	32,432
Net income (loss) attributable to:				−
Shareholders of Petrobras	35,747	3,506	16,973	(21,159)	(3,083)	31,984
Net income (loss) from continuing operations	35,747	3,506	16,973	(31,024)	(3,083)	22,119
Net income (loss) from discontinued operations	−	−	−	9,865	−	9,865
Non-controlling interests	(14)	(81)	382	161	−	448
Net income (loss) from continuing operations	(14)	(81)	370	(90)	−	185
Net income (loss) from discontinued operations	−	−	12	251	−	263
	35,733	3,425	17,355	(20,998)	(3,083)	32,432

33

Table 24 - Consolidated Income Statement by Segment – 3Q20

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	50,352	64,317	8,509	1,209	(53,657)	70,730
Intersegments	49,182	924	3,188	363	(53,657)	−
Third parties	1,170	63,393	5,321	846	−	70,730
Cost of sales	(25,101)	(55,670)	(4,101)	(1,090)	49,001	(36,961)
Gross profit	25,251	8,647	4,408	119	(4,656)	33,769
Expenses	(3,355)	(4,575)	(2,753)	(4,107)	(30)	(14,820)
Selling expenses	(1)	(3,595)	(2,647)	(34)	(28)	(6,305)
General and administrative expenses	(152)	(255)	(111)	(1,146)	−	(1,664)
Exploration costs	(1,447)	−	−	−	−	(1,447)
Research and development expenses	(343)	(9)	(6)	(137)	−	(495)
Other taxes	(1,996)	5	(40)	(116)	−	(2,147)
Impairment of assets	(70)	−	173	(31)	−	72
Other income and expenses	654	(721)	(122)	(2,643)	(2)	(2,834)
Operating income (loss)	21,896	4,072	1,655	(3,988)	(4,686)	18,949
Net finance income (expense)	−	−	−	(22,910)	−	(22,910)
Results in equity-accounted investments	42	(570)	312	(701)	−	(917)
Income (loss) before income taxes	21,938	3,502	1,967	(27,599)	(4,686)	(4,878)
Income taxes	(7,445)	(1,384)	(562)	11,008	1,592	3,209
Net income (loss) from continuing operations	14,493	2,118	1,405	(16,591)	(3,094)	(1,669)
Result with discontinued operations	−	−	−	−	−	−
Net income (loss) from discontinued operations	−	−	−	−	−	−
Net income (loss)	14,493	2,118	1,405	(16,591)	(3,094)	(1,669)
Net income (loss) attributable to:
Shareholders of Petrobras	14,499	2,166	1,304	(16,421)	(3,094)	(1,546)
Net income (loss) from continuing operations	14,499	2,166	1,304	(16,421)	(3,094)	(1,546)
Net income (loss) from discontinued operations	−	−	−	−	−	−
Non-controlling interests	(6)	(48)	101	(170)	−	(123)
Net income (loss) from continuing operations	(6)	(48)	101	(170)	−	(123)
Net income (loss) from discontinued operations	−	−	−	−	−	−
	14,493	2,118	1,405	(16,591)	(3,094)	(1,669)

34

Table 25 - Consolidated Income Statement by Segment – 2Q20

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	27,691	44,326	8,157	1,092	(30,368)	50,898
Intersegments	26,486	812	2,874	196	(30,368)	−
Third parties	1,205	43,514	5,283	896	−	50,898
Cost of sales	(18,890)	(39,835)	(3,312)	(1,098)	30,455	(32,680)
Gross profit	8,801	4,491	4,845	(6)	87	18,218
Expenses	789	(7,066)	(3,521)	1,719	(30)	(8,109)
Selling expenses	(1)	(3,790)	(2,900)	(34)	(27)	(6,752)
General and administrative expenses	(300)	(270)	(104)	(894)	−	(1,568)
Exploration costs	(350)	−	−	−	−	(350)
Research and development expenses	(224)	(9)	(6)	(127)	−	(366)
Other taxes	(414)	(262)	(15)	(614)	−	(1,305)
Impairment of assets	−	−	−	−	−	−
Other income and expenses	2,078	(2,735)	(496)	3,388	(3)	2,232
Operating income (loss)	9,590	(2,575)	1,324	1,713	57	10,109
Net finance income (expense)	−	−	−	(12,308)	−	(12,308)
Results in equity-accounted investments	(48)	(1,341)	134	166	−	(1,089)
Income (loss) before income taxes	9,542	(3,916)	1,458	(10,429)	57	(3,288)
Income taxes	(3,260)	875	(450)	3,329	(19)	475
Net income (loss) from continuing operations	6,282	(3,041)	1,008	(7,100)	38	(2,813)
Result with discontinued operations	−	−	−	−	−	−
Net income (loss) from discontinued operations	−	−	−	−	−	−
Net income (loss)	6,282	(3,041)	1,008	(7,100)	38	(2,813)
Net income (loss) attributable to:
Shareholders of Petrobras	6,294	(3,016)	886	(6,915)	38	(2,713)
Net income (loss) from continuing operations	6,294	(3,016)	886	(6,915)	38	(2,713)
Net income (loss) from discontinued operations	−	−	−	−	−	−
Non-controlling interests	(12)	(25)	122	(185)	−	(100)
Net income (loss) from continuing operations	(12)	(25)	122	(185)	−	(100)
Net income (loss) from discontinued operations	−	−	−	−	−	−
	6,282	(3,041)	1,008	(7,100)	38	(2,813)

35

Table 26 - Other Income (Expenses) by Segment – 9M20

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(4,749)	(504)	(348)	(33)	−	(5,634)
Voluntary Separation Incentive Plan - PDV	(1,915)	(1,625)	(145)	(1,752)	−	(5,437)
Pension and medical benefits - retirees	−	−	−	(3,489)	−	(3,489)
Gains / (losses) related to legal, administrative and arbitration proceedings	(1,030)	(1,385)	258	69	−	(2,088)
Gains/(losses) with Commodities Derivatives	−	−	−	(1,940)	−	(1,940)
Realization of comprehensive income due to the sale of equity interest	−	−	(225)	−	−	(225)
Variable compensation program	76	(17)	(4)	40	−	95
Fines imposed on suppliers	364	20	7	24	−	415
Amounts recovered from Lava Jato investigation	40	−	−	475	−	515
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	1,341	(266)	56	(347)	−	784
Early Contract Terminations	821	7	26	19	−	873
Expenses/Reimbursements from E&P partnership operations	2,199	−	−	−	−	2,199
Equalization of expenses - Production Individualization Agreements	3,745	−	−	(4)	−	3,741
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	−	−	7,675	−	7,675
Others	1,197	(221)	(86)	(142)	(8)	740
	2,089	(3,991)	(461)	595	(8)	(1,776)

36

Table 27 - Other Income (Expenses) by Segment – 9M19

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(3,455)	(48)	(368)	(10)	−	(3,881)
Voluntary Separation Incentive Plan - PDV	(233)	(220)	(11)	(140)	−	(604)
Pension and medical benefits - retirees	−	−	−	(4,043)	−	(4,043)
Gains / (losses) related to legal, administrative and arbitration proceedings	(218)	(1,709)	341	(4,238)	−	(5,824)
Gains/(losses) with Commodities Derivatives	−	−	−	(1,197)	−	(1,197)
Realization of comprehensive income due to the sale of equity interest	−	−	−	(127)	−	(127)
Variable compensation program	(808)	(393)	(74)	(657)	−	(1,932)
Fines imposed on suppliers	329	82	451	19	−	881
Amounts recovered from Lava Jato investigation	28	−	−	727	−	755
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(650)	42	21,300	552	−	21,244
Early Contract Terminations	−	−	(9)	−	−	(9)
Expenses/Reimbursements from E&P partnership operations	902	−	−	−	−	902
Equalization of expenses - Production Individualization Agreements	97	−	−	(2)	−	95
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	−	−	−	−	−
Others	(535)	(236)	(74)	740	(23)	(128)
	(4,543)	(2,482)	21,556	(8,376)	(23)	6,132

37

Table 28 - Other Income (Expenses) by Segment – 3Q20

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,496)	(3)	(51)	(19)	−	(1,569)
Voluntary Separation Incentive Plan - PDV	77	(122)	16	(386)	−	(415)
Pension and medical benefits - retirees	−	−	−	(1,135)	−	(1,135)
Gains / (losses) related to legal, administrative and arbitration proceedings	(569)	(381)	(5)	(251)	−	(1,206)
Gains/(losses) with Commodities Derivatives	−	−	−	(257)	−	(257)
Realization of comprehensive income due to the sale of equity interest	−	−	(225)	−	−	(225)
Variable compensation program	−	(49)	(4)	(20)	−	(73)
Fines imposed on suppliers	95	5	3	10	−	113
Amounts recovered from Lava Jato investigation	1	−	−	83	−	84
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	1,518	(142)	107	(351)	−	1,132
Early Contract Terminations	350	(2)	(21)	(188)	−	139
Expenses/Reimbursements from E&P partnership operations	919	−	−	−	−	919
Equalization of expenses - Production Individualization Agreements	(732)	−	−	(1)	−	(733)
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	−	−	−	−	−
Others	491	(27)	58	(128)	(2)	392
	654	(721)	(122)	(2,643)	(2)	(2,834)

38

Table 29 - Other Income (Expenses) by Segment – 2Q20

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,882)	(490)	(103)	(6)	−	(2,481)
Voluntary Separation Incentive Plan - PDV	(1,905)	(1,440)	(158)	(1,332)	−	(4,835)
Pension and medical benefits - retirees	−	−	−	(1,027)	−	(1,027)
Gains / (losses) related to legal, administrative and arbitration proceedings	175	(747)	(71)	42	−	(601)
Gains/(losses) with Commodities Derivatives	−	−	−	(2,720)	−	(2,720)
Realization of comprehensive income due to the sale of equity interest	−	−	−	−	−	−
Variable compensation program	−	−	(3)	−	−	(3)
Fines imposed on suppliers	56	9	−	11	−	76
Amounts recovered from Lava Jato investigation	39	−	−	296	−	335
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	145	(25)	(9)	(13)	−	98
Early Contract Terminations	101	9	(17)	184	−	277
Expenses/Reimbursements from E&P partnership operations	624	−	−	−	−	624
Equalization of expenses - Production Individualization Agreements	4,366	−	−	(3)	−	4,363
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	−	−	7,675	−	7,675
Others	359	(51)	(135)	281	(3)	451
	2,078	(2,735)	(496)	3,388	(3)	2,232

39

Table 30 - Consolidated Assets by Segment – 09.30.2020

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Total assets	566,050	171,133	50,068	199,016	(20,837)	965,430

Current assets	18,818	47,120	7,786	98,657	(20,737)	151,644
Non-current assets	547,232	124,013	42,282	100,359	(100)	813,786
Long-term receivables	26,256	14,431	5,510	82,008	4	128,209
Investments	2,332	991	3,184	10,612	−	17,119
Property, plant and equipment	442,953	108,079	32,949	6,977	(104)	590,854
Operating assets	386,782	94,563	21,288	6,208	(104)	508,737
Assets under construction	56,171	13,516	11,661	769	−	82,117
Intangible assets	75,691	512	639	762	−	77,604

Table 31 - Consolidated Assets by Segment – 12.31.2019

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Total assets	621,860	175,418	51,240	97,097	(19,604)	926,011

Current assets	23,114	49,467	7,789	51,186	(19,455)	112,101
Non-current assets	598,746	125,951	43,451	45,911	(149)	813,910
Long-term receivables	26,022	13,296	5,517	26,471	−	71,306
Investments	2,387	4,472	4,299	11,008	−	22,166
Property, plant and equipment	493,746	107,659	32,975	7,718	(149)	641,949
Operating assets	428,589	95,245	22,593	7,191	(149)	553,469
Assets under construction	65,157	12,414	10,382	527	−	88,480
Intangible assets	76,591	524	660	714	−	78,489

40

Table 32 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 9M20

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	(9,430)	(4,465)	3,421	(44,402)	670	(54,206)
Net finance income (expense)	−	−	−	56,396	−	56,396
Income taxes	(4,464)	(879)	1,538	(17,119)	346	(20,578)
Depreciation, depletion and amortization	35,693	7,887	1,837	786	−	46,203
EBITDA	21,799	2,543	6,796	(4,339)	1,016	27,815
Results in equity-accounted investments	764	2,759	(434)	356	−	3,445
Impairment	64,374	208	(173)	820	−	65,229
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	225	−	−	225
Foreign Exchange gains or losses on provisions for legal procedings	−	−	−	−	−	−
Results on disposal / write-offs of assets and on remeasurement of investment retained with loss of control	(1,341)	266	(56)	347	−	(784)
Adjusted EBITDA from Continuing Operations	85,596	5,776	6,358	(2,816)	1,016	95,930
Adjusted EBITDA from Discontinued Operations	−	−	−	−	−	−
Adjusted EBITDA	85,596	5,776	6,358	(2,816)	1,016	95,930

Table 33 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 9M19

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	35,733	3,425	17,343	(31,114)	(3,083)	22,304
Net finance income (expense)	−	−	−	27,869	−	27,869
Income taxes	18,222	1,627	8,760	(9,628)	(1,588)	17,393
Depreciation, depletion and amortization	33,655	7,259	1,949	694	−	43,557
EBITDA	87,610	12,311	28,052	(12,179)	(4,671)	111,123
Results in equity-accounted investments	(362)	(266)	(337)	(446)	−	(1,411)
Impairment losses / (reversals)	1,242	1,234	15	−	−	2,491
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	127	−	127
Foreign Exchange gains or losses on provisions for legal procedings	−	−	−	476	−	476
Results on disposal / write-offs of assets and on remeasurement of investment retained with loss of control	650	(42)	(21,300)	(552)	−	(21,244)
Adjusted EBITDA from Continuing Operations	89,140	13,237	6,430	(12,574)	(4,671)	91,562
Adjusted EBITDA from Discontinued Operations	−	−	56	1,102	−	1,158
Adjusted EBITDA	89,140	13,237	6,486	(11,472)	(4,671)	92,720

41

Table 34 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 3Q20

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	14,493	2,118	1,405	(16,591)	(3,094)	(1,669)
Net finance income (expense)	−	−	−	22,910	−	22,910
Income taxes	7,445	1,384	562	(11,008)	(1,592)	(3,209)
Depreciation, depletion and amortization	11,852	2,740	615	263	−	15,470
EBITDA	33,790	6,242	2,582	(4,426)	(4,686)	33,502
Results in equity-accounted investments	(42)	570	(312)	701	−	917
Impairment	70	−	(173)	31	−	(72)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	225	−	−	225
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	−	−	−
Gains / (losses) on disposal / write-offs of assets and in remeasurement of equity interests	(1,518)	142	(107)	351	−	(1,132)
Adjusted EBITDA from Continuing Operations	32,300	6,954	2,215	(3,343)	(4,686)	33,440
Adjusted EBITDA from Discontinued Operations	−	−	−	−	−	−
Adjusted EBITDA	32,300	6,954	2,215	(3,343)	(4,686)	33,440

Table 35 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 2Q20

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	6,282	(3,041)	1,008	(7,100)	38	(2,813)
Net finance income (expense)	−	−	−	12,308	−	12,308
Income taxes	3,260	(875)	450	(3,329)	19	(475)
Depreciation, depletion and amortization	11,431	2,664	610	270	−	14,975
EBITDA	20,973	(1,252)	2,068	2,149	57	23,995
Results in equity-accounted investments	48	1,341	(134)	(166)	−	1,089
Impairment	−	−	−	−	−	−
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	−	−	−
Gains / (losses) on disposal / write-offs of assets and in remeasurement of equity interests	(145)	25	9	13	−	(98)
Adjusted EBITDA from Continuing Operations	20,876	114	1,943	1,996	57	24,986
Adjusted EBITDA from Discontinued Operations	−	−	−	−	−	−
Adjusted EBITDA	20,876	114	1,943	1,996	57	24,986

42

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement, and disregarding the profit or loss attributable to Petrobras shareholders.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets, investments in investees and dividends received.. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA - Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation.When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.As a result of the divestments in 2019, the strategy of repositioning its portfolio foreseen in the Strategic Plan 2020-2024, approved on November 27, 2019, as well as the materiality of the remaining businesses, the company reassessed the presentation of the Distribution and Biofuels, which are now included in the Corporate and other businesses.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

Sales Price of Petroleum in Brazil - Average internal transfer prices from the E&P segment to the Refining segment.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

43

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer